Oncocyte Corporation

15 Cushing

Irvine, California 92618

(949) 409-7600

August 7, 2024

SUBMITTED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Oncocyte Corporation Acceleration Request
Registration Statement on Form S-3
Filed August 1, 2024
File No. 333-281159

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Oncocyte Corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 5:00 P.M., Eastern Time, on August 7, 2024, or as soon thereafter as is practicable, or at such other time as the Company or its counsel may orally request by telephone.

Should the Securities and Exchange Commission have any questions regarding this acceleration request, please do not hesitate to contact Christopher P. McCaskill, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth LLP, via telephone at (949) 725-4028 or via email at pmccaskill@stradlinglaw.com. We respectfully request that you contact Mr. McCaskill via telephone as soon as the above-referenced Registration Statement has been declared effective.

Sincerely,
ONCOCYTE CORPORATION

/s/ Joshua Riggs
Joshua Riggs
President and Chief Executive Officer

cc:	Oncocyte Corporation
Andrea James, Chief Financial Officer

Stradling Yocca Carlson & Rauth LLP
Christopher P. McCaskill, Esq.